LINUX GOLD CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Linux Gold Corp.

(An Exploration Stage Company)

Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

Linux Gold Corp.

(An Exploration Stage Company)

Interim Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	As at 31 August 2008 (Unaudited)	As at 29 February 2008 (Audited)
Assets	$	$

Current
Cash	193,389	8,236
GST receivable	3,990	4,291
Marketable securities	104,000	286,000
Prepaid expenses and deposits	5,513	18,431
	306,892	316,958
Property and Equipment (Note 3)	10,531	11,965

	317,423	328,923

Liabilities

Current
Accounts payable and accrued liabilities (Note 5)	112,985	309,374
Due to related parties (Note 6)	198,588	226,797
	311,573	536,171

Stockholder’s equity (deficiency)
Capital stock (Note 9)
Authorized
200,000,000 common shares without par value
Issued and outstanding
31 August 2008 – 87,650,825 common shares
29 February 2008 – 83,095,825 common shares	15,051,086	14,372,703
Share subscriptions received in advance	-	40,062
Donated capital	371,265	357,818
Accumulated other comprehensive loss	(242,000)	(60,000)
Deficit, accumulated from prior operations	(7,524,145)	(7,524,145)
Deficit, accumulated during the exploration stage	(7,650,356)	(7,393,686)

	5,850	(207,248)

	317,423	328,923

Nature and Continuance of Operations (Note 1) and Commitments (Note 10)

On behalf of the Board:

“John Robertson”

Director

“Jennifer Lorette”

Director

The accompanying notes are an integral part of these financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Interim Consolidated Statements of Operations

(Expressed in Canadian Dollars)

(Unaudited)

	For the Three Months Ended 31 August 2008	For the Three Months Ended 31 August 2007	For the Six Months Ended 31 August 2008	For the Six Months Ended 31 August 2007
	$	$	$	$

General and administrative expenses
Amortization of debt issue costs	-	10,412	-	20,825
Amortization of property and equipment	717	939	1,434	1,940
Consulting and subcontracts	39,991	34,013	81,576	60,988
Filing and regulatory fees	8,677	10,560	16,769	16,624
Foreign exchange loss	396	1,601	14,836	3,167
Imputed interest (Note 6)	6,808	769	13,447	950
Interest expense	-	397,395	-	805,428
Management fees	7,500	7,500	15,000	15,000
Mineral interest exploration costs	11,420	33,418	20,948	53,708
Office, rent and telephone	11,620	2,128	23,649	10,306
Professional fees	19,282	18,197	19,469	48,466
Travel and promotion	49,183	68,239	77,364	158,671

Net loss before other items	(155,594)	(585,171)	(284,492)	(1,196,073)

Other items
Gain on issue of shares (Note 10a)	-	-	27,000	-
Interest income	783	193	822	389

Loss for the period	(154,811)	(584,978)	(256,670)	(1,195,684)

Loss per share – basic and diluted	(0.00)	(0.01)	(0.00)	(0.02)

Weighted average number of common shares used in per share calculations	87,339,363	78,106,000	85,373,879	75,419,000

Comprehensive loss
Loss for the period	(154,811)	(584,978)	(256,670)	(1,195,684)
Unrealized holding loss on investments	(104,000)	(13,000)	(182,000)	(13,000)

Comprehensive loss	(253,811)	(597,978)	(433,670)	(1,208,684)

Comprehensive loss per share	(0.00)	(0.01)	(0.01)	(0.02)

The accompanying notes are an integral part of these financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	For the Three Months Ended 31 August 2008	For the Three Months Ended 31 August 2007	For the Six Months Ended 31 August 2008	For the Six Months Ended 31 August 2007
	$	$	$	$

Cash flows from (used in) operating activities
Loss for the period	(154,811)	(584,978)	(256,670)	(1,195,684)
Adjustments to reconcile loss to net cash used by operating activities
Amortization of debt issue costs	-	10,412	-	20,825
Amortization of property and equipment	717	939	1,434	1,940
Accretion of discount on convertible debt	-	377,257	-	764,635
Imputed interest	6,808	769	13,447	950
Gain on shares issued	-	-	(27,000)	-
Changes in operating assets and liabilities
GST receivable	(458)	5,744	301	5,248
Prepaid expenses and deposits	15,826	7,802	12,918	22,265
Accounts payable and accrued liabilities	14,470	124,749	(169,389)	81,038
Due to related parties	(18,375)	32,320	(28,209)	(425,854)

	(135,823)	(24,986)	(453,168)	(724,637)

Cash flows from (used in) financing activities
Common shares issued for cash, net	16,459	-	638,321	599,842
	16,459	-	638,321	599,842

Increase (decrease) in cash	(119,364)	(24,986)	185,153	(124,795)

Cash, beginning of period	312,753	27,058	8,236	126,867

Cash, end of period	193,389	2,072	193,389	2,072

Supplemental Disclosures with Respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficiency)

(Expressed in Canadian Dollars)

(Unaudited)

	Shares of Common Stock Issued	Common Stock and Paid-in Capital $	Subscriptions Received, net $	Donated Capital $	Deficit Accumulated From Prior Operations $	Deficit Accumulated During the Exploration Stage $	Other Comprehensive Income (Loss) $	Total Stockholders’ Equity (Deficiency) $

Balance from prior operations – 1 March 2003	57,458,413	6,804,412	-	205,500	(7,524,145)	-	-	(514,233)
Common stock issued for mineral property	175,000	17,500	-	-	-	-	-	17,500
Common stock issued for services	1,000,000	100,000	-	-	-	-	-	100,000
Common stock issued for settlement of rent obligation	200,000	19,200	-	-	-	-	-	19,200
Options exercised	150,000	19,812	-	-	-	-	-	19,812
Warrants exercised	1,300,000	280,922	-	-	-	-	-	280,922
Imputed interest	-	-	-	22,960	-	-	-	22,960
Marketable securities adjustment	-	-	-	-	-	-	44,000	44,000
Net loss for the year	-	-	-	-	-	(3,738)	-	(3,738)
Balance – 29 February 2004	60,283,413	7,241,846	-	228,460	(7,524,145)	(3,738)	44,000	(13,577)

Common stock issued for mineral property	125,000	45,384	-	-	-	-	-	45,384
Common stock issued for cash	4,205,610	860,089	-	-	-	-	-	860,089
Options exercised	87,500	10,606	-	-	-	-	-	10,606
Warrants exercised	250,000	37,500	-	-	-	-	-	37,500
Imputed interest	-	-	-	35,013	-	-	-	35,013
Stock-based compensation	-	82,000	-	-	-	-	-	82,000
Marketable securities adjustment	-	-	-	-	-	-	(54,000)	(54,000)
Net loss for the year	-	-	-	-	-	(748,369)		(748,369)
Balance – 29 February 2005	64,951,523	8,277,425	-	263,473	(7,524,145)	(752,107)	(10,000)	254,646

The accompanying notes are an integral part of these financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficiency)

(Expressed in Canadian Dollars)

(Unaudited)

	Shares of Common Stock Issued	Common Stock and Paid-in Capital $	Subscriptions Received, net $	Donated Capital $	Deficit Accumulated From Prior Operations $	Deficit Accumulated During the Exploration Stage $	Other Comprehensive Income (Loss) $	Total Stockholders’ Equity (Deficiency) $

Balance – 29 February 2005	64,951,523	8,277,425	-	263,473	(7,524,145)	(752,107)	(10,000)	254,646

Common stock issued for mineral property	50,000	20,500	-	-	-	-	-	20,500
Common stock issued for cash	3,100,000	715,127	-	-	-	-	-	715,127
Options exercised	93,750	10,838	-	-	-	-	-	10,838
Warrants exercised	92,500	21,825	-	-	-	-	-	21,825
Share issue costs	-	(42,571)	-	-	-	-	-	(42,571)
Imputed interest	-	-	-	31,722	-	-	-	31,722
Stock-based compensation	-	2,280	-	-	-	-	-	2,280
Marketable securities adjustment	-	-	-	-	-	-	2,000	2,000
Net loss for the year	-	-	-	-	-	(810,105)	-	(810,105)
Balance – 28 February 2006	68,287,773	9,005,424	-	295,195	(7,524,145)	(1,562,212)	(8,000)	206,262

Subscriptions received	-	-	52,277	-	-	-	-	52,277
Common stock issued for debt	2,586,076	644,749	-	-	-	-	-	644,749
Options exercised	323,750	75,670	-	-	-	-	-	75,670
Warrants exercised	52,500	15,329	(14,600)	-	-	-	-	729
Share issue costs	-	(2,613)	-	-	-	-	-	(2,613)
Imputed interest	-	-	-	53,657	-	-	-	53,657
Intrinsic value of beneficial conversion feature of convertible debentures	-	963,670	-	-	-	-	-	963,670
Fair value of warrants issued with convertible debentures	-	1,262,580	-	-	-	-	-	1,262,580
Stock-based compensation	-	109,228	-	-	-	-	-	109,228
Marketable securities adjustment	-	-	-	-	-	-	(130,000)	(130,000)
Net loss for the year	-	-	-	-	-	(3,571,183)	-	(3,571,183)
Balance – 28 February 2007	71,250,099	12,074,037	37,677	348,852	(7,524,145)	(5,133,395)	(138,000)	(334,974)

The accompanying notes are an integral part of these financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficiency)

(Expressed in Canadian Dollars)

(Unaudited)

	Shares of Common Stock Issued	Common Stock and Paid-in Capital $	Subscriptions Received, net $	Donated Capital $	Deficit Accumulated From Prior Operations $	Deficit Accumulated During the Exploration Stage $	Other Comprehensive Income (Loss) $	Total Stockholders’ Equity (Deficiency) $

Balance – 28 February 2007	71,250,099	12,074,037	37,677	348,852	(7,524,145)	(5,133,395)	(138,000)	(334,974)

Subscriptions received	-	-	40,062	-	-	-	-	40,062
Common stock issued for debt redemption	8,378,226	1,493,911	-	-	-	-	-	1,493,911
Common stock issued for cash	2,825,000	615,195	(52,277)	-	-	-	-	562,918
Options exercised	212,500	24,020	-	-	-	-	-	24,020
Warrants exercised	430,000	94,501	14,600	-	-	-	-	109,101
Share issue costs	-	(4,003)	-	-	-	-	-	(4,003)
Imputed interest	-	-	-	8,966	-	-	-	8,966
Stock-based compensation	-	75,042	-	-	-	-	-	75,042
Marketable securities adjustment	-	-	-	-	-	-	78,000	78,000
Net loss for the year	-	-	-	-	-	(2,260,291)	-	(2,260,291)
Balance – 29 February 2008	83,095,825	14,372,703	40,062	357,818	(7,524,145)	(7,393,686)	(60,000)	(207,248)

Common stock issued for cash	4,555,000	662,522	(40,062)	-	-	-	-	622,460
Fair value of warrants issued with common shares	-	51,320	-	-	-	-	-	51,320
Share issue costs	-	(35,459)	-	-	-	-	-	(35,459)
Imputed interest	-	-	-	13,447	-	-	-	13,447
Marketable securities adjustment	-	-	-	-	-	-	(182,000)	(182,000)
Net loss for the period	-	-	-	-	-	(256,670)	-	(256,670)
Balance – 31 August 2008	87,650,825	15,051,086	-	371,265	(7,524,145)	(7,650,356)	(242,000)	5,850

The accompanying notes are an integral part of these financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

1.

Nature and Continuance of Operations

Linux Gold Corp. (the “Company”) was incorporated on 27 February 1979 in Canada under the British Columbia Company Act and was extra-provincially registered in the Province of Alberta on 12 October 1995.  The Company’s stock trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXGF”.

On 20 February 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value.  The Company had been previously pursuing various business opportunities and, effective 1 March 2003, the Company changed its principal operations to mineral exploration.  Accordingly, as of 1 March 2003, the Company is considered to be an exploration stage company.

The Company’s financial statements as at 31 August 2008 and for the six months ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $251,670 for the six months ended 31 August 2008 (31 August 2007 – loss of $1,195,684) and has working capital of $319 at 31 August 2008 (29 February 2008 – working capital deficit of $219,213).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ending 28 February 2009.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

At 31 August 2008, the Company has suffered losses from exploration stage activities to date.  Although management is currently seeking additional sources of equity or debt financing, there is no assurance these activities will be successful.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.

Significant Accounting Policies

Basis of accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars.  There are no consolidated financial statements prepared using Canadian generally accepted accounting principles.  The Company is an exploration stage company, as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises”.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its inactive wholly-owned subsidiary LinuxWizardry Inc., a US corporation.  All significant inter-company balances and transactions have been eliminated.

Foreign currency translation

The Company’s functional and reporting currency is the Canadian dollar.  The consolidated financial statements of the Company are translated to Canadian dollars in accordance with SFAS No. 52, “Foreign Currency Translation”.  Foreign currency transactions are primarily undertaken in U.S. dollars.  Monetary assets and liabilities denominated in U.S. dollars are translated using the exchange rate prevailing at the balance sheet date.  Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income.  The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Use of estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the determination of rates for amortization, the impairment of marketable securities, fair value of imputed interest and the assumptions used in computing the fair value of stock-based compensation.  Actual results could differ from those estimates.

Basic and diluted net loss per share

The Company computes net loss per share in accordance with SFAS No. 128, “Earnings per Share”.  SFAS No. 128 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement.  Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period.  Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method.  In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.  Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive.

(2)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

Stock-Based Compensation

The Company records stock-based compensation in accordance with SFAS No. 123(R), “Share-Based Payments”, using the fair value method.

All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of issuance to be cash equivalents.

Marketable securities

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment.  All investment securities are designated as available-for-sale with unrealized gains and losses included in stockholders’ equity.  Unrealized losses that are other than temporary are recognized in earnings.  Realized gains and losses are accounted for on the specific identification method.

Mineral exploration expenditures

The Company is in the exploration stage of developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.  Exploration expenses incurred prior to determination of the feasibility of a mining operation and administrative expenses are expensed as incurred.  Mineral exploration and development expenditures incurred subsequent to the determination of the feasibility of a mining operation are deferred until the property is placed into production, sold, allowed to lapse or abandoned.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of mineral interests.  The Company has investigated ownership of its mineral interest and, to the best of its knowledge, ownership of its interests is in good standing.

Resource exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.  There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

(3)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.  If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Mineral acquisition costs

Per EITF 04-2, the Company reports the aggregate carrying amount of mineral rights as a separate component of property, plant and equipment.  Mineral rights include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits.  Acquisition costs include cash and the fair market value of common shares for the mineral rights.  These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

Asset retirement obligation

The basis of this policy is the recognition of a legal liability for obligations related to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development or normal operations of those assets.  Such asset retirement costs must be recognized at fair value when a reasonable estimate of fair value can be estimated.  A corresponding increase to the carrying amount of the related asset, when one is identifiable, is recorded and amortized over the life of the asset.  Where a related future value is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  The amount of the liability is subject to re-measurement at each reporting period.  The estimates are based principally on legal and regulatory requirements.

It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation, or changes in cost estimates.  Changes in estimates are accounting for prospectively commencing in the period the estimate is revised.  To date, the Company has not recognized any asset retirement obligations as a reasonable estimate cannot be made at this time.

(4)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

Long-lived assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment.  The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset.  Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

Property and equipment

Property and equipment consists of office furniture, computer equipment and vehicle, which are recorded at cost.  Office furniture is amortized on a declining-balance basis at 20% per annum, and the vehicle is amortized on a declining-balance basis at 30% per annum.

Financial instruments

The Company classifies its financial instruments into held-to-maturity, trading or available-for-sale categories.  Financial instruments are classified as held-to-maturity when the Company has the positive intent and ability to hold the instruments to maturity.  Financial instruments for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.  Held-to-maturity instruments are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost.  Financial instruments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings.  Financial instruments not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders’ equity.

Income taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.  The Company has adopted SFAS No. 109, “Accounting for Income Taxes”, as of its inception.  Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for net operating losses carried forward.  Potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

(5)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

Comprehensive loss

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements.  As at 31 August 2008 and 29 February 2008, the Company’s only component of other comprehensive loss was unrealized holding gains and losses on available-for-sale securities.

Recent accounting pronouncements

In May 2008, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of SFAS 60”.  SFAS 163 provides enhanced guidance on the recognition and measurement to be used to account for premium revenue and claim liabilities and related disclosures and is limited to financial guarantee insurance (and reinsurance) contracts, issued by enterprises included within the scope of SFAS 60, “Accounting and Reporting by Insurance Enterprises”.  SFAS 163 also requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS 163 is effective for financial statements issued for fiscal years and interim periods beginning after 15 December 2008, with early application not permitted.  The Company does not expect SFAS 163 to have an impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”.  SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities.  Prior to the issuance of SFAS 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity with GAAP” (“SAS 69”).  SAS 69 has been criticized because it is directed to the auditor rather than the entity.  SFAS 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.  The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”, which amends and expands the disclosure requirements of SFAS 133 to provide an enhanced understanding of an entity’s use of derivative instruments, how they are accounted for under SFAS 133 and their effect on the entity’s financial position, financial performance and cash flows.  The provisions of SFAS 161 are effective for periods beginning after 15 November 2008.  The Company is currently reviewing the effect, if any, that the adoption of this statement will have the Company’s financial statements.

(6)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

3.

Property and Equipment

	31 August 2008
	Cost	Accumulated Amortization	Net Carrying Value
	$	$	$
Office furniture	11,194	4,688	6,506
Vehicle	15,531	11,506	4,025

	26,725	16,194	10,531

	29 February 2008
	Cost	Accumulated Amortization	Net Carrying Value
	$	$	$
Office furniture	11,194	3,965	7,229
Vehicle	15,531	10,795	4,736

	26,725	14,760	11,965

4.

Mineral Property

	For the Six Months Ended 31 August 2008
	Alaska	Total
	$	$
Exploration and development costs
Geological consulting	10,681	10,681
Field supplies and other	515	515
Staking and recording fees	9,752	9,752

	20,948	20,948

(7)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

	For the Year Ended 29 February 2008
	Alaska	Total
	$	$
Exploration and development costs
Assaying	26,357	26,357
Geological consulting	43,999	43,999
Staking and recording fees	96,344	96,344
Transportation	3,963	3,963

	170,663	170,663

Alaska Mineral Properties

Granite Mountain Property:

The Company has staked a total of 284 mining claims located in the State of Alaska.

Fish Creek Property:

The Company owns a 50% joint interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.  During fiscal 2003, the Company optioned a 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”), a related company.  Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years.  The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest.  The Company entered into an amending agreement with Teryl to extend the term of the original agreement until 7 March 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of that amending agreement.  All other terms of the original agreement remain the same.  Subsequently, the Company entered into a further agreement with Teryl to extend the term of the original agreement until 5 March 2009, in which all other terms of the original agreement remain the same.

British Columbia Mineral Properties

Ty Property:

The Company acquired the TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

a)

the Company must pay $30,000 in various stages to 1 December 2004 (paid);

b)

the Company must issue 150,000 shares as follows: 100,000 upon signing of the agreement and

(8)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

receiving regulatory approval (issued) and 50,000 shares upon completion of Phase III (issued); and

c)

the vendor will retain a 2% net smelter return interest (“NSR”).  The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or cash.

During the year ended 29 February 2004, the Company staked an additional three mineral claims representing 35 units.

ORO Property:

The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and conditions:

a)

the Company paid $10,000 and issued 100,000 common shares; and

b)

the vendor will retain a 2% net smelter return interest (“NSR”).  The Company may purchase the NRS for $1,000,000 for each 1% prior to commercial production, in shares or cash.

During the year ended 29 February 2004, the Company staked an additional mineral claim representing 5 units.  The President of the Company is the registered owner of the mineral properties.  The Company has entered into a trust agreement stating that these mineral claims are held in trust on behalf of the Company.  The Company has re-staked the TY property and acquired additional claims in the same area.

During the year ended 29 February 2008, the Company discontinued active exploration on both British Columbia properties and wrote off its acquisition costs.

China Mineral Property

On 20 January 2004, the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. (“Ginyen”).  Ginyen has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China.  BLN Gold holds an operational gold recovery mill, the right and license to operate all existing small mines in the district, the right to explore, develop and produce gold and silver in the district and options to expand to other districts.

To complete the option agreement, the Company must:

a)

pay $55,000 as follows: $10,000 upon regulatory approval (paid), $15,000 upon completion of Phase 1, $15,000 upon completion of Phase II and a minimum of $15,000 annually or 5% of net profits paid quarterly, whichever is greater.  The Company is currently in Phase 1;

b)

issue 200,000 shares as follows: 50,000 upon regulatory approval (issued), 50,000 upon completion of Phase 1, 50,000 upon completion of Phase II and 50,000 upon completion of Phase III.  The Company also issued 50,000 common shares as a finders’ fee.  The Company is currently in Phase 1; and

(9)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

c)

incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($114,457 incurred) for Phase 1, $130,000 for Phase II and $210,000 for Phase 3.

During the year ended 29 February 2008, the Company discontinued active exploration on the property and wrote off its acquisition costs.

5.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

6.

Due to Related Parties

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  Imputed interest, at 15%, totalling $13,447 (31 August 2007 - $950) was charged to operations and treated as donated capital.  Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

	29 February 2008	Advances/ (Repayments)	31 August 2008
	$	$	$

Information Highway.com	3,000	(1,000)	2,000
JGR Petroleum, Inc.	82,533	(2,801)	79,732
J. Robertson, President and CEO	11,584	(11,584)	-
KLR Petroleum Ltd.	2,150	638	2,788
REGI U.S., Inc.	(38)	38	-
SMR Investments	29,250	(13,500)	15,750
Teryl Resources Corp.	98,318	-	98,318

	226,797	(28,209)	198,588

7.

Related Party Transactions

Pursuant to a management services agreement, during the six months ended 31 August 2008, the Company accrued management fees of $15,000 (2007 - $15,000) to a company where the President of the Company is a director.  At 31 August 2008, the Company is indebted in the amount of $37,125 (29 February 2008 - $31,400) which is included in accrued liabilities to related parties.  These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

(10)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

The Company paid directors fees of $6,000 (2007 - $6,000) to the President of the Company during the six months ended 31 August 2008.

Refer to Note 4 for a joint venture agreement with a related company.

Refer to Note 4 for ownership of mineral claims.

8.

Convertible Debentures

The Company completed a private placement financing of $2,226,250 (US$2,000,000) on 8 May 2006 with several institutional investors consisting of secured convertible discount notes (the “Discount Notes”) with a principal amount of US$2,105,250.  The Discount Notes were issued at a discount of 5%, are convertible into common stock at a conversion price of $0.40 per share at the option of the investor.  Effective 1 October 2006, the Company was required to repay 1/15 of the principal amount per month.  Upon required monthly repayment, the Discount Notes were converted to common stock at a conversion price calculated at the 15-day volume weighted average stock price less a 15% discount.  The Discount Notes matured on 8 November 2007.

The securities were issued in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended.  The Company is obligated to file a registration statement with the United States Securities and Exchange Commission registering the resale of shares of the Company’s common stock issuable upon conversion of the Discount Notes and exercise of the Warrants.  This resale registration was filed on 9 August 2006 and became effective 1 September 2006.

The Company received proceeds of US$1,500,000 at first closing on 8 May 2006, and the remaining US$500,000 was received upon the filing of a resale registration statement.  The investors received Series A warrants to purchase, in the aggregate, 5,000,000 shares of common stock at $0.50 per share for a term of five years, and Series B warrants to purchase, in the aggregate, an additional 2,500,000 shares of common stock at $0.52 per share for a term expiring upon the earlier of one year after the effectiveness of the resale registration statement or ten years.  These warrants were subject to a price adjustment clause whereby any future equity financing at a share price less than the exercise price of the warrants would result in the re-pricing of the warrants’ exercise price to equal the share price of the financing and additional warrants would be issued so that the aggregate exercise price of the re-priced warrants would aggregate the exercise price of the originally issued warrants.

The Company received US$1,815,000 net proceeds from this transaction.  The funds were used for continued exploration and development expenses on the Granite Mountain claims and for general working capital.

During the year ended 29 February 2008, the Company redeemed $1,493,911 (US$1,403,578) of principal paid by the issuance of 8,378,226 common shares.

(11)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

In accordance with EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rations”, the Company recognized the value of the embedded beneficial conversion feature of $963,670 (US$864,866) as additional paid-in capital as the debt was issued with a fair value conversion feature.  In addition, in accordance with EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, the Company allocated the proceeds of issuance between the convertible debt and the detachable warrants based on their relative fair values.  Accordingly, the Company recognized the fair value of the detachable warrants of $1,262,580 (US$1,135,134) as additional paid-in capital.  The carrying value of the Discount Notes has been accreted to the face value of the principal.  During the six months ended 31 August 2008, interest expense of $nil (2007 - $764,636) has been accreted.

9.

Capital Stock

Authorized

The total authorized capital is 200,000,000 common shares without par value.

Issued and outstanding

The total issued and outstanding capital stock is 87,650,825 common shares without par value.

On 27 March 2008, the Company issued 500,000 units pursuant to a private placement at a price of US$0.20 per unit for proceeds of $99,364 (US$100,000) before finders’ fee of $3,588.  Each unit consisted of one common share and one warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.25 per share for a one year term expiring on 27 March 2009.  The Company allocated $99,364 to the common shares and $nil to the share purchase warrants based on the relative fair values.

On 5 June 2008, the Company issued 4,055,000 units pursuant to a private placement at a price of US$0.15 per unit for proceeds of $614,478 (US$608,250) before finders’ fees of $31,871.  Each unit consisted of one common share and one warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.20 per share for a one year term expiring on 5 June 2009.  The Company allocated $563,158 to the common shares and $51,320 to the share purchase warrants based on the relative fair values.

(12)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

Warrants

The following share purchase warrants were outstanding at 31 August 2008:

	Exercise price	Number of warrants	Remaining contractual life (years)
	US$

Warrants expiring 27 March 2009	0.25	500,000	0.57
Warrants expiring 1 June 2009	0.30	1,412,500	0.75
Warrants expiring 5 June 2009	0.20	4,055,000	0.76
Warrants expiring 8 May 2011	0.20	9,275,000	2.68
Warrants expiring 28 June 2011	0.20	3,125,000	2.82

		18,367,500

The following is a summary of the Company’s warrant activity during the six months ended 31 August 2008:

	Number of warrants	Weighted average exercise price
		US$

Outstanding and exercisable at 29 February 2008	13,812,500	0.21

Granted	4,555,000	0.21
Exercised	-	-
Expired	-	-
Rescinded	-	-

Outstanding and exercisable at 31 August 2008	18,367,500	0.21

Weighted average fair value of warrants granted during the period		.01

(13)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

The weighted average grant date fair value of warrants issued during the six months ended 31 August 2008 is $.01 (31 August 2007 - $nil) per warrant.  The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	For the six month period ended 31 August 2008	For the six month period ended 31 August 2007

Risk free interest rate	3.26%	-
Expected life	1 year	-
Annualized volatility	83.74%	-
Expected dividends	0%	-

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the value of the Company’s warrants.

Stock Options

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.  All options granted under the plan vest immediately upon grant, but are subject to the following exercise conditions:

i)

Up to 25% of the options may be exercised at any time during the term of the option; such initial exercise is referred to as the “First Exercise”;

ii)

The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise; such second exercise is referred to as the “Second Exercise”;

iii)

The third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise; such third exercise is referred to as the “Third Exercise”; and

iv)

The fourth and final 25% of the options may be exercised at any time after 90 days form the date of the Third Exercise.

During the six months ended August 31, 2008 and 2007, the Company recorded stock-based compensation of $nil and $nil, respectively.

(14)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

The following share purchase options were outstanding at 31 August 2008:

	Exercise price	Number of warrants	Remaining contractual life (years)
	US$

Options expiring 22 April 2009	0.30	75,000	0.64
Options expiring 9 November 2009	0.20	12,500	1.19
Options expiring 29 June 2011	0.34	25,000	2.83
Options expiring 9 August 2011	0.35	1,500,000	2.94
Options expiring 2 November 2011	0.25	25,000	3.17
Options expiring 8 December 2011	0.25	50,000	3.27
Options expiring 7 November 2012	0.31	50,000	4.19
Options expiring 21 February 2013	0.10	1,525,000	5.31

		3,262,500

The following is a summary of the Company’s stock option activity during the six months ended 31 August 2008:

	Number of options	Weighted average exercise price
		US$

Outstanding at 29 February 2008	3,262,500	0.23

Granted	-	-
Exercised	-	-
Expired	-	-
Rescinded	-	-

Outstanding at 31 August 2008	3,262,500	0.23

Exercisable at 31 August 2008	881,250	0.23

(15)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

The fair value of each option grant was estimated on the date of the grant or modification using the Black-Scholes pricing model with the following weighted average assumptions:

	For the six months ended 31 August 2008	For the six months ended 31 August 2007

Risk free interest rate	-	-
Expected life	-	-
Annualized volatility	-	-
Expected dividends	-	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

10.

Commitments

a)

The Company signed a consulting agreement with CEOcast, Inc. on 1 December 2007 for investor relations services at US$7,500 per month for six months and 300,000 shares of the Company’s common stock valued at $72,000.  The agreement was amended on 1 March 2008 and reduced the cash due by US$7,500.  A related company issued the shares on behalf of the Company on 1 May 2008 when the value of the shares was $45,000.  This amount has been paid to the related company and the Company recognized a gain of $27,000.

b)

The Company entered into a consulting agreement dated 9 August 2006 for the provision of financial development services.  Under the terms of the agreement, the Company agreed to pay US$1,000 per month, plus expenses, for a term of two years, and issue stock options for 1,000,000 common shares exercisable at US$0.35 per share (granted).  The agreement may be terminated by either party before the end of the term by giving 90-day written notice.  During the six months ended 31 August 2008, consulting fees of $8,116 (2007 - $6,403) were incurred.  This agreement was terminated during the period.

(16)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

c)

The Company entered into a consulting agreement dated 9 August 2006 for the provision of financial development services.  Under the terms of the agreement, the Company agreed to pay expensed incurred for a term of two years, and issue stock options for 500,000 common shares exercisable at US$0.35 per share (granted).  The agreement may be terminated by either party before the end of the term by giving 90-day written notice.  During the six months ended 31 August 2008, consulting fees of $nil (2007 - $3,220) were incurred.

d)

The Company entered into a lease agreement dated 7 September 2006 for a term of three years commencing 1 November 2006 to 31 October 2009.  Under the terms of the agreement, the Company will pay monthly rent of $1,833 plus a proportionate share of operating costs.  On 30 November 2007, the monthly rent increased to $2,017.  The Company shares the rentable area with related parties who reimburse the Company for two-thirds of the total monthly rental fee.  The future commitment is as follows:

Fiscal year ending 28 February 2009	$41,906
Fiscal year ending 28 February 2010	$27,937
$69,843

11.

Non-Cash Financing and Investing Activities

	For the six month period ended 31 August 2008	For the six month period ended 31 August 2007
	$	$

Cash paid during the year for interest	-	-
Cash paid during the year for income taxes	-	-

During the six months ended 31 August 2008, a related company issued shares on behalf of the Company valued at $45,000 for services with a value of $72,000.  Therefore, the Company recorded a gain of $27,000.

(17)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2008

12.

Financial Instruments

a)

Fair value

The carrying values of all held-for-trading and held-to-maturity instruments, represented by cash, amounts receivable, accounts payable, accrued liabilities and amounts due to related parties, approximate their fair values because of the short-term maturity of these financial instruments.  The aggregate fair value of all held-for-trading instruments is $193,389 (29 February 2008 - $8,236).  The aggregate carrying value and fair value of all held-to-maturity assets is $3,990 (29 February 2008 - $4,291).

Available-for-sale securities consist of common shares in a company related by common directors and is represented as marketable securities on the financial statements.  The fair value of these securities is $104,000 (29 February 2008 - $286,000) and losses included in accumulated other comprehensive loss is $242,000 (29 February 2008 - $60,000).

b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

c)

Credit risk

The Company’s financial asset that is exposed to credit risk consists primarily of cash.  To manage the risk, cash is placed with major financial institutions.  The Company does not have significant concentrations of credit risk in regards to its amounts receivable and allows for any uncollectible accounts on a specific identification basis based on payment history.

d)

Currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the period.  The exchange rates may vary from time to time.  At 31 August 2008, the Company held foreign currencies of US$4,077 (Cdn$4,340) (29 February 2008 – US$3,202 (Cdn$3,134)).

(18)